

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

> **Re: iQSTEL Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 22, 2022**
> **File No. 333-267278**

Dear Leandro Iglesias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2 and reissue this comment in part. In this regard, please revise the cover page to quantify the total voting power of your CEO and CFO. For example, total voting power should include voting power granted by ownership of both Series A Preferred Stock and Common Stock.

Selling Stockholder, page 14

2. We note the revisions made in response to prior comment 5. Please revise to also disclose the material terms of the Registration Rights Agreement with Apollo Management.

Leandro Iglesias
iQSTEL Inc.
October 6, 2022
Page 2

Principal Stockholders, page 30

3.   We note your response to prior comment 1 and reissue this comment in part. Please revise
        your Principal Stockholders table on page 30 to disclose each beneficial owner's total
        voting power.

        Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff
Attorney, at 202-551-3574 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Scott Doney